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                           April 29, 2024

       Yucheng Hu
       Chief Executive Officer
       Mega Matrix Inc.
       103 Tampines Street 86 #03-06
       The Alps Residences
       Singapore 528576

                                                        Re: Mega Matrix Inc.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-4
                                                            Filed April 5, 2024
                                                            File No. 333-271349

       Dear Yucheng Hu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 2, 2024 letter.

       Amendment No. 3 to Form F-4

       Summary
       The Redomicile Merger
       Mega Matrix Corp.
       Corporate History, page 1

   1. We note your response to prior comment 13. Please revise to clarify, in light of the cessation of your
solo-staking activities, the status of the Master Right of Use and
                                                        Services Agreement
between MarsLand and SDP, including whether the agreement has been terminated and
whether there are amounts payable under the agreement. In this regard, we note that
fees payable under the agreement may be made in U.S. dollars,
                                                        USDC, USDT or ETH.
 Yucheng Hu
Mega Matrix Inc.
April 29, 2024
Page 2
Background and Reasons for the Redomicile Merger, page 3

2. We note your response to prior comment 3 and re-issue in part. Please revise to describe your "international corporate strategy." In this regard, we note your disclosure that you believe the Redomicile Merger will allow you to "more closely align [y]our structure with
         [y]our international corporate strategy."
Risk Factors
Risk Related to Digital Assets, page 23

3. We note your response to prior comment 12. Please revise to clarify the circumstances under which you "may, from time to time, accept stablecoins as consideration for [your]
         shares and/or payment for [your] services.... [or] may continue to purchase USDC and/or
         USDT so that [you] can purchase ETH more efficiently." In this regard, we note your disclosures throughout that you have ceased solo-staking activities as of March 5, 2024.
We are subject to risks related to holding cryptocurrencies, page 24

4. We note your response to prior comment 14 and re-issue in part. Please revise to address:
             The risks of storing all of your digital assets with a hot custodian;
             The risks of loss of your crypto assets in the event of Matrixport's insolvency or bankruptcy; and
             Whether your crypto assets custodied with Matrixport are held in segregated accounts such that they are segregated from the property of Matrixport and the assets of other
            Matrixport customers.
Management's Discussion and Analysis
Corporate Developments, page 32

5. We note your response to prior comment 19 and your recognition of MatrixPort Cactus
         Custody as your principal market. Please revise your next amendment to remove reference to CoinMarketCap on page 33 as your pricing source for solo staking revenues, or advise otherwise.
Proposal No. 1 Adoption of the Merger Agreement
The Redomicile Merger
MPU Cayman Amended and Restated Memorandum and Articles of Association, page 57

6. We note your response to prior comment 2 and the removal of Proposal 2. In light of your disclosure that there are material differences between provisions of MPU
Cayman   s
       Memorandum and Articles of Association and Cayman Islands law, and the
Company   s
       Certificate of Incorporation, Bylaws and Delaware law, and attachment of the amended
FirstName LastNameYucheng Hu
       and restated charter as Annex B, please explain how you intend to adopt MPU Cayman's
Comapany    NameMega
       Amended           Matrix Memorandum
                  and Restated   Inc.           and Articles of Association
without Proposal 2.
April 29, 2024 Page 2
FirstName LastName
 Yucheng Hu
FirstName   LastNameYucheng Hu
Mega Matrix   Inc.
Comapany
April       NameMega Matrix Inc.
       29, 2024
April 329, 2024 Page 3
Page
FirstName LastName
Index to Financial Statements
Notes to Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-7

7.       We note your disclosure on page F-8 that,    upon the deconsolidation
of JMC and its
         subsidiaries, the Company would focus on its short drama streaming platform business and will substantially de-emphasize its solo staking activities. Please reconcile this disclosure, specifically the fact that you will de-emphasize solo staking activities, with other disclosures throughout the document that you have ceased solo-staking activities as of March 5, 2024. Also, address if you will sell your ETH as part of the cessation of the solo-staking business or if you plan to carry ETH on the balance sheet. If you plan to continue to carry ETH, tell us and disclose your objectives for holding ETH, including how you intend to use it, how long you intend to hold it and any policy regarding when to sell or otherwise use it.
8. Given your multiple changes in focus on disparate businesses over recent years (i.e., from third-party management service contracts for aircraft operations, NFT gaming and solo-
         staking to short drama streaming), please tell us your consideration of whether each cessation of business qualifies as a discontinued operation under ASC 205-20. Provide us a comprehensive analysis that assesses the criteria in ASC 205-20-45-1B and otherwise references the authoritative literature you rely upon to support your accounting.
Note 3. Summary of Principal Accounting Policies
Revenue from Solo-Staking business, page F-14

9. We acknowledge your response to prior comment 22 and continue to evaluate your
         December 29, 2023 response to comment 31 of our October 5, 2023 letter, and may have further comments.
Note 5. Digital Assets, page F-17

10. Please revise your next amendment to provide all of the disclosure requirements in ASC
         350-60-50-1, specifically:
             Cost basis for ETH; and
             Cost basis and number of units held for USDT.
11. Please revise your next amendment to provide the disclosure requirements in ASC 350-
         60-50-2.a to disclose the method used to determine your cost basis for computing gains and losses (for example, first-in, first-out; specific identification; average cost; or other method used). In this regard, it is unclear whether you continued your previous policy after the adoption of ASU 2013-08.
Note 12. Subsequent Events, page F-25

12. We note your acquisition of a 60% interest in FunVerse Holding Limited on January 7,
         2024. Please provide us your analysis as to why you do not provide audited financial
 Yucheng Hu
Mega Matrix Inc.
April 29, 2024
Page 4
      statements of FunVerse Holding Limited and pro forma financial information reflecting this acquisition. In your response, provide us the significance tests outlined in Rule 3-05 of Regulation S-X. See Item 10(c)(1) and Item 14(h) of Form F-4.
       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                            Sincerely,
FirstName LastNameYucheng Hu
                                                            Division of
Corporation Finance
Comapany NameMega Matrix Inc.
                                                            Office of Crypto
Assets
April 29, 2024 Page 4
cc:       John P. Yung
FirstName LastName